160 E. Ninth Street, Suite A

Runnemede, NJ 08078

T: 856-767-8550 F: 856-767-8553 info@goldinauctions.com

GOLDIN AUCTIONS, LLC Buyer

Purchase Price	$6,000.00
Sales Tax	$0.00
Item Total	$6,000.00
Invoice Total	$6,000.00

Rally Road

Currency- Elon Musk signed Dollar Bill- PSA/DNA- Authentic Auto

**Rally will seek additional authentication from Beckett Grading